UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CRH public limited company

(Exact name of registrant as specified in its charter)

Republic of Ireland	001-32846	Not Applicable
(Jurisdiction of incorporation or organisation)	(Commission file number)	(IRS Employer Identification No.)

Stonemason’s Way, Rathfarnham, Dublin 16, Ireland

(Address of principal executive offices) (Zip Code)

Senan Murphy

Tel: +353 1 404 1000

Stonemason’s Way, Rathfarnham, Dublin 16, Ireland

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure: This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at www.crh.com.

Item 1.02	Exhibit

The Conflict Minerals Report required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorised undersigned.

CRH public limited company

By:	/s/ S. Murphy
Senan Murphy
Group Finance Director

Dated: 27 May 2021